FACT Corporation

May 2, 2008

By Fax and Electronic Filing

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:  Karl Hiller – Branch Chief

Dear Mr. Hiller:

RE:

FACT Corporation (the “Company”)

Form 10-KSB/A1 for the Fiscal Year Ended December 31, 2006

Filed February 13, 2008

Response Letter dated March 11, 2008

File No. 000-17232

In response to your letter of March 11, 2008, we provide the following written responses which are numbered to coincide with your letter:

Form 10-KSB/A1 for the Fiscal Year Ended December 31, 2006

General

Comment

1.

We note your disclosure on page 3 explaining that you have not included an audit report in your filing and do not intend to obtain an audit for your 2005 financial statements. We also note that even though you have no audit coverage for the 2004, 2005 or 2006 financial information in the filing, you have not labeled all of this unaudited.

You are required to include audited financial statements, and the corresponding audit reports for the fiscal years covered by this filing, to comply with Item 310(a) of Regulation S-B.  We expect your auditors would need to comply with the guidance in Interpretation 15 to AU 508, as it relates to each of the restated years presented, including fiscal 2004 information presented in Note 3 to your financial statements.

All columnar headings or row captions containing unaudited financial information should be labeled accordingly. Please comply with your reporting obligations.

Response:

The Company proposes filing Amendment No. 2 to its Form 10-KSB for the fiscal year ended December 31, 2006 to include an audit report from its current firm of independent registered public accountants for the fiscal year ended December 31, 2006, with the following statements about the prior year comparative figures which would be marked as “Audited”:

“The financial statements of FACT Corporation as of December 31, 2005, and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated April 16, 2007.  Subsequent to April 16, 2007, as described in Note 2, these financial statements have been restated. We audited the adjustments described in Note 2 that were applied to restate the 2005 financial statements.  In our opinion, such adjustments are appropriate and have been properly applied.  However, we were not engaged to audit, review, or apply any procedures to the 2005 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2005 financial statements taken as a whole”.

Should you find this proposal acceptable the Company will immediately file the amended Form 10-KSB\A2 proposed above.

The Company believes that it has responded to all of the Staff’s comments.  If you have any questions or require additional information, please contact the undersigned.

Sincerely,

/s/ Jacqueline Danforth

Jacqueline Danforth

President

Cc:   Donald Delaney

         Peter Gennuso, Gersten Savage

1530 9th Avenue SE

Calgary, Alberta

T2G 0T7

Phone:  (403) 204-0260

Fax: (403) 272-3620

www.factfoods.com